SEC

18001571

SEC Mail Processing Section
MAR 01 2018
Washington DC
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KKR Capital Markets LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Knox **(212) 659-2022**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B

KKR Capital Markets LLC
(A wholly owned subsidiary of KKR Capital Markets Holdings L.P.)
(SEC I.D. No. 8-67578)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2017 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of KKR Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KKR Capital Markets LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2018

We have served as the Company's auditor since 2007.

KKR CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	140,425,075
Investments, at fair value		34,000,000
Syndication fees receivable		9,206,539
Prepaid expenses and other assets		1,289,037
Due from clearing broker		506,033
Due from affiliate		97,990
Fixed assets, at cost (net of accumulated depreciation and amortization of $1,878,308)		1,773,702
TOTAL ASSETS	$	187,298,376
LIABILITIES AND MEMBER'S CAPITAL		
Income tax payable	$	1,923,940
Accounts payable and accrued expenses		1,360,982
Due to affiliates		5,599,265
Total liabilities		8,884,187
Commitments and contingencies (see Note 3)		
Member's capital		178,414,189
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	187,298,376

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

KKR Capital Markets LLC (the "Company"), a wholly owned subsidiary of KKR Capital Markets Holdings L.P. (the "Parent" or "KCMH"), is a limited liability company that was formed under the laws of Delaware. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary operations are to provide capital markets, advisory and underwriting services to companies in which KKR's affiliated private equity funds take a controlling or other equity interest, where they are seeking to raise capital through the public or private capital markets. The Company may also provide similar services to third party entities.

2. Summary of Significant Accounting Policies

Basis of presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ materially from these estimates.

Investment banking revenue
Syndication fees receivable, presented in the accompanying Statement of Financial Condition, are recorded net of related estimated syndicate deal expenses.

Cash and cash equivalents
The Company considers its investments in money market funds or time deposits to be cash equivalents if the original maturities are 90 days or less. Cash and cash equivalents are held by three financial institutions and are subject to the credit risk of each respective financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $121,125,020, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Investments, at fair value
The Company's investments consist of two time deposits with original maturities of 92 days and 181 days, respectively, each and are classified as a Level 2 asset in the fair value hierarchy. These

time deposits are held with two financial institutions and are subject to the credit risk of those financial institutions. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Financial instruments not measured at fair value
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Syndication fees receivable, Prepaid expenses and other assets, Due from clearing broker, Due from affiliate, Income tax payable, Accounts payable and accrued expenses, and Due to affiliates.

Due from clearing broker
Due from clearing broker consists of a cash deposit held with a single clearing broker, and therefore is subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Fixed assets
Fixed assets are recorded at cost less accumulated depreciation and amortization. The Company periodically evaluates the carrying value of fixed assets when events and circumstances suggest that such assets may be impaired.

The balances of Fixed assets, by major class of depreciable and amortizable assets, at December 31, 2017 are as follows:

Furniture and equipment	$ 776,017
Software	1,057,806
Tenant improvements	1,818,187
Fixed assets	3,652,010
Less: Accumulated depreciation and amortization	(1,878,308)
Fixed assets, net	$ 1,773,702

Income tax
The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, state and local income tax purposes. The Parent is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2017, these differences were immaterial.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators. As of December 31, 2017 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2014 through 2016.

Related party
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Pursuant to a services agreement (the "Services Agreement"), the Parent and other KKR affiliates will provide to the Company its employees, office facilities and office equipment as reasonably necessary for the Company to operate its business. See Note 4, "Related party and affiliate transactions" for further discussion on related party transactions.

3. Commitments and Contingencies

Leases
The Company pays KKR for the Company's pro rata share of square feet utilized under KKR's omnibus lease for office space.

KKR has guaranteed the obligation of the Company in connection with the Company's allocable portion of the lease agreement. The lease has provisions for escalation based upon the assessed valuation of the property and future collective bargaining agreements entered into by the lessor and certain of its employees.

Indemnifications
The Company's agreement with its clearing broker dealer requires the Company to indemnify the clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. As of and during the year ended December 31, 2017, the clearing broker had not provided services to the Company in this capacity. As of December 31, 2017, the Company has not recorded any contingent liability in the financial statements for this indemnification.

Litigation
From time to time, the Company is involved in legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company's business is also subject to extensive regulation, which may result in regulatory proceedings against it. As of December 31, 2017, the Company believes that these matters will not have a material impact upon the financial statements.

4. Related party and affiliate transactions

Services Agreement
Pursuant to the Services Agreement, the net amount due from the Parent to the Company is \$97,990 as of December 31, 2017 and is included in Due from affiliate in the accompanying Statement of Financial Condition. Pursuant to the Services Agreement, the net amount due from the Company to KKR and affiliates is \$38,303 as of December 31, 2017 and is included in Due to affiliates in the accompanying Statement of Financial Condition.

Fee sharing
During 2017, the Company and lending affiliates (the "SPVs") collectively entered into financing commitments for certain loans resulting in the Company and the SPVs earning various fees to the extent the financing obligations were syndicated to third parties or were otherwise replaced with securities offerings affected by the Company. The net amount payable to the SPVs is \$5,560,962 as of December 31, 2017 and is included in Due to affiliates in the accompanying Statement of Financial Condition.

Employee benefits
The Parent is a participant in KKR's self-insured medical insurance plan; accordingly, all eligible employees of the Parent, who provide services to the Company, are covered under the plan.

Noncash compensation
Additionally, KKR and its affiliates allocate certain noncash compensation to the Company which is recorded by the Company as noncash capital contributions See Note 5, "Profit Sharing Plans" and Note 6, "Equity-Based Compensation" for further discussion on noncash compensation.

5. Profit Sharing Plans

The Parent is a participant in KKR's defined contribution plan; accordingly, all eligible employees of the Parent, who provide services to the Company, are covered under the plan. The Company contributes up to a maximum of 10% of each employee's eligible compensation up to a maximum of \$17,500 per employee per annum.

With respect to an affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of the Parent, who provide services to the Company, 40% or 43% of the carried interest earned in relation to these funds as part of its carry pool. The Company records compensation costs related to carry pool allocations incurred by such affiliate on behalf of the Company. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions.

6. Equity-Based Compensation

Certain employees of the Parent, who are providing services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. Units are granted to individuals by such affiliate, and the Company records allocated compensation costs incurred by such affiliate on behalf of employees providing services to the Company. For each plan described below, the

allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Parent's employees providing services to the Company participate.

KKR Holdings Units
Eligible employees of the Parent, who are providing services to the Company, have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and in certain cases, transfer restrictions, and allow for the ability to exchange the Holdings Units into units of its publicly traded affiliate, KKR & Co. L.P. (the "Common Units"), on a one-for-one basis. Except for any Holdings Units that were deemed fully vested on the date of grant, Holdings Units are subject to service based vesting generally over a three to five year period from the date of grant. Transfer restriction periods, if applicable, generally last for a minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold 25% of their vested interests. Upon separation from the Company and KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

KKR has made equal quarterly distributions to holders of its common units in an amount of $0.17 per common unit per quarter ($0.68 per year) for financial results from the first quarter of 2017 through the fourth quarter of 2017. Accordingly, for grants made subsequent to December 31, 2016, the discount for lack of participation rights in the expected distributions on unvested units was based on the $0.68 expected distribution.

Public Equity Units
Under the KKR & Co. L.P. 2010 Equity Incentive Plan, KKR granted awards to employees of the Parent, who provide services to the Company, that relate to Common Units which generally vest over a three to five year period from the date of grant. In certain cases, these awards are subject to transfer restrictions and/or minimum retained ownership requirements. The grant date fair value of unvested Common Units is discounted for the lack of participation rights in the expected distributions on such Common Units, which ranges from 8% to 56% (for awards granted prior to December 31, 2015), multiplied by the number of unvested Common Units on the grant date. KKR has made equal quarterly distributions to holders of its common units in an amount of $0.17 per common unit per quarter ($0.68 per year) for financial results from the first quarter of 2017 through the fourth quarter of 2017. Accordingly, for grants made subsequent to December 31, 2016, the discount for lack of participation rights in the expected distributions on unvested units was based on the $0.68 expected distribution.

7. Regulatory Requirements

The Company is subject to the Alternative Standard which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31,

2017 the Company had net capital of $163,607,157 which exceeded the required net capital of $250,000 by $163,357,157.

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

8. Subsequent Events

The Company evaluated subsequent events through the date this financial statement was issued. The Company distributed $45,000,000 to the Parent on February 16, 2018. There were no additional subsequent events identified by the Company that should be disclosed in the notes to the financial statement.

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